UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Explanatory Note

Grupo Televisa, S.A.B. (the “Company”) is furnishing this Amendment No.1 on Form 6-K/A (“Amendment No.1”) to amend its Form 6-K report furnished to the U.S. Securities and Exchange Commission on May 9, 2017 (the “Original Report”), to correct certain typographical errors in the interim unaudited condensed consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, and the description  of accounting policies and methods of computation followed by the Company in interim financial statements. The corrections have no impact on the audited annual financial statements for 2016. The Original Report is amended solely as follows:
Interim unaudited condensed consolidated financial statements for the years ended December 31, 2016 and 2015:
The first paragraph of Footnote 18. Contingencies (page 65), is amended and restated in its entirety as set forth below:
In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group did not have substantial power in such market (“IFT Resolution”). Although this resolution was final at the administrative level, certain third parties filed amparo proceedings challenging the constitutionality of the IFT Resolution. On January 19, 2017, as a result of an injunction filed by a competitor, a Circuit Court ordered IFT to revoke the IFT Resolution and issue a new resolution. In summary, the Court determined that in IFT’s original examination, IFT took into consideration elements of information outside the relevant period of time under review, which should have been exclusively the period between January 2009 and August 2014. On March 2, 2017, the IFT announced that the Company, together with some of its subsidiaries, has been declared by the Governing Board of the IFT to be an economic agent with substantial power in the market of restricted television and audio services in Mexico, based on data relevant up to 2014. As a consequence of the new resolution notified to the Company, IFT will begin a new proceeding by which it may or may not determine the imposition of certain measures on the Company in respect to the relevant market. The Company will be heard in this proceeding. The Company considers that the reversal of the IFT Resolution is unconstitutional and does not comply with the guidelines of the Circuit Court and, therefore, it will pursue all options in its defense. Even though the Company will vigorously defend its stance, it is not possible to determine the outcome.
Description of accounting policies and methods of computation followed in interim financial statements:
Section (a) Basis of Presentation (page 66), is amended and restated in its entirety as set forth below:
(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.
The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 4, 2017, by the Group’s Chief Financial Officer.
The eighth paragraph of Section (b) Consolidation (page 68), is amended and restated in its entirety as set forth below:
At December 31, 2016, 2015 and 2014, the main direct and indirect subsidiaries of the Company were as follows:
Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Sky and Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 25 for a description of each of the Group’s business segments.

(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2016 and 2015, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the parent company of Innova Holdings and Innova was merged into CVQ. At the consolidated level, this merger had no effect. Through September 2014, CVQ maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), whose disposition was completed in January 2015 (see Note 3).

(7)
Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)
The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. (“Nekeas”), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V. is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11)
Grupo Cable TV, S.A. de C.V. was an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3). In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV, S.A. de C.V. merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

(12)
The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)	Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)
Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.. Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezán in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

Other than the foregoing corrections, no changes have been made to the Original Report and this Amendment No.1 does not reflect events occurring after the submission of the Original Report. The Company does not intend to revise, update, amend, or restate the information presented in any other items of the Original Report or reflect any events that have occurred after the submission of the Original Form Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 26, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel